

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 1, 2017

<u>Via E-mail</u>
Mark A. Mascia
President & Chief Executive Officer
Property Income Trust LLC
2407 Columbia Pike, Suite 200
Arlington, VA 22204

> **Re: Property Income Trust LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted February 2, 2017**
> **CIK No. 0001694046**

Dear Mr. Mascia:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for

example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

3. We note that information regarding the company will be available through www.MasciaDev.com and www.PropertyIncomeTrust.net. Please clarify the extent to which the Sponsor owns and operates these websites.

4. Please revise to provide the disclosure required by Items 12 and 25 of Form S-11. To the extent you do not propose to engage in a particular activity with respect to Item 12, provide a specific statement to that effect. Refer to Instruction 1 to Item 12 of Form S-11.

Our Company and Business, page 50

5. We note your targeted annual cash distribution to investors of "6.0% - 10.0% (sometimes called a cash on cash return or yield) with a pretax Total Return of 8.0% - 12.0%." Although we further note your disclosure that there is no guarantee you will achieve these results, please provide an analysis detailing your reasonable basis for such returns. As part of your analysis, please include how you considered that you are a blind pool and have no operations. We may have further comment.

Compensation of Our Manager, page 62

6. Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations.

Prior Performance Summary, page 66

7. Please balance your prior performance narrative summary by discussing any material adverse business developments or conditions experienced by the prior programs. Refer to Item 8(A)(2) of Industry Guide 5.

8. We note your reference on page 66 to $2.5 billion of other transactions in which Mr. Mascia and his affiliates were involved in the past. We also note your disclosure on page 67 regarding returns by real estate assets managed by the Sponsor's principals. Please tell us whether the returns on page 67 relate to completed programs of your Sponsor and how these returns correlate to the returns provided in Table IV on page A-5. To the extent these returns relate to investments from programs that are not completed or that were not sponsored by your Sponsor or its principals, please remove this disclosure.

9. We note your disclosure that the Sponsor and its affiliates acquired a total of 19 properties with total project costs of approximately $43 million, of which approximately 95% was provided by investors. Please revise to disclose the total amount of money raised from investors. Refer to Item 8(A)(1) of Industry Guide 5. Please also clarify any method of financing involved in the acquisition of these properties. Refer to Item 8(A)(4) of Industry Guide 5.

Securities Being Offered, page 68

10. We note your disclosure on page 70 that Series A Investor Shares generally may be freely traded. Please revise throughout your offering circular to clarify, if true, that your securities are illiquid.

Policy with Respect to Valuation of Our Assets, page 72

11. Please provide us, on a supplemental basis, with your template for future NAV disclosures. With a view to disclosure, please also provide us an analysis regarding your calculation of NAV, including:

- the process by which the value estimate was determined, including the role of each of the parties involved in the process and the primary valuation methods used;

- the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

In addition, please revise to clarify that you will file a post-qualification amendment to reflect any changes in your offering price.

Financial Statements as of and for the Year Ended December 31, 2016

12. Please tell us your basis for providing unaudited financial statements as of and for the fiscal year ended December 31, 2016 given you adopted the calendar year as your basis of reporting and are conducting a Tier 2 offering.

Statement of Cash Flows, page F-16

13. It appears that the amounts provided for net cash used in operating activities and net cash provided by financing activities for the fiscal year ended December 31, 2016 are from inception, and not such fiscal year end. Please amend to revise or advise.

Part III – Exhibits

14. We note your disclosure that money will be held in escrow by a third-party until you review the subscription and decide whether to accept it. Please file a copy of your escrow agreement as an exhibit. Refer to Item 17(8) of Form 1-A.

Exhibit 11

15. We note you provided the consent of your independent auditor pursuant to Item 17.11. of Part II of Form 1-A. Given this, please tell us why you have not provided an "Experts" caption within your offering circular. To the extent you determine such disclosure is required, have your independent auditor also amend its consent to acknowledge the reference to them under such caption.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Markley S. Roderick, Esq.
        Flaster Greenberg PC